Branch 18
811-7758

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

04041680

RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
SEP 7 2004
FROM I 9+
BY

August 17, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Notice of Appearance and Designation of Attorney in Charge** and **Amended Certificate of Conference to Defendants' Motion to Re-Assign Later-Filed Case and to Coordinate Discovery for Pretrial Purposes** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,	§	
Plaintiffs,	§	
v.	§	CASE NO. 04-CV-2555
INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC.,	§	Hon. Vanessa Gilmore
Defendants.	§	

NOTICE OF APPEARANCE AND DESIGNATION OF ATTORNEY-IN-CHARGE

The undersigned counsel enter their appearance as counsel for Plaintiffs in this case. Pursuant to Local Rule 11.1, Plaintiffs designate Robin L. Harrison as attorney-in-charge.

Respectfully submitted,

Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
CAMPBELL HARRISON & DAGLEY L.L.P.
4000 Two Houston Center
909 Fannin Street
Houston, Texas 77010
(713) 752-2332
(713) 752-2330 (fax)

ATTORNEYS FOR PLAINTIFFS

Justin M. Campbell, III
CAMPBELL HARRISON & DAGLEY L.L.P.
State Bar No. 03721500
Southern District No. 2988
4000 Two Houston Center
909 Fannin Street
Houston, TX 77010
Phone: (713) 752-2332
Fax: (713) 752-2330

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
(206) 623-1900
(206) 623-3384 (fax)

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN LLC
174 East Bay Street
Charleston, SC 29401

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, Florida 33602

CERTIFICATE OF SERVICE

A copy of this pleading was served on the following counsel by facsimile and/or certified mail, return receipt requested on August 6, 2004.

Charles S. Kelley
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3600
Houston, Texas 77002

Daniel A. Pollack
Pollack and Kaminsky
114 W. 47th St.
New York, NY 10036

Robin L. Harrison

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY,	§	
Plaintiffs,	§	CIVIL ACTION NO. 04-CV-2583
vs.	§	Assigned: Hon. Nancy Atlas
AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC.,	§	
Defendants.	§	

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DELORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,	§	
Plaintiffs,	§	
vs.	§	CIVIL ACTION NO. 04-CV-2555
INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL NA, INC., INVESCO DISTRIBUTORS INC., AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC.,	§	Assigned: Hon. Vanessa Gilmore
Defendants.	§	

AMENDED CERTIFICATE OF CONFERENCE TO DEFENDANTS' MOTION TO RE-ASSIGN LATER-FILED CASE AND TO COORDINATE DISCOVERY FOR PRETRIAL PURPOSES

I hereby certify that on August 13, 2004, Robin Harrison, Plaintiff's counsel, left a voicemail informing Defendants that they are unopposed to the Defendants' Motion to Re-Assign Later-Filed Case and to Coordinate Discovery for Pretrial Purposes and agree to having both of the above-referenced matters consolidated before Judge Nancy Atlas.

DATED: August 16, 2004

Respectfully submitted,

By: ______________________
Charles S. Kelley
State Bar No. 11199580
Fed. I.D. No. 15344
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, Texas 77002-2730
(713) 221-1651
(713) 224-6410 FAX

ATTORNEY-IN-CHARGE FOR DEFENDANTS AIM ADVISORS, INC. AND AIM DISTRIBUTORS, INC.

OF COUNSEL:

MAYER, BROWN, ROWE & MAW LLP
Jeremy Gaston
State Bar No. 24012685
Christopher Richart
State Bar No. 24033119
700 Louisiana, Suite 3600
Houston, Texas 77002
(713) 221-1651
(713) 224-6410 FAX
- and –
POLLACK & KAMINSKY
Daniel A. Pollack
Fed. I.D. No. 9207
Anthony Zaccaria
114 W. 47th St.
New York, NY 10036
(212) 575-4700
(212) 575-6560 FAX

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing document was served upon the following counsel of record via first class mail, postage prepaid on this 16th day of August, 2004.

Robin L. Harrison
Campbell Harrison & Dagley L.L.P.
909 Fannin Street, Suite 4000
Houston, Texas 77010

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Johnson, Pope, Bokor, Ruppel & Burns, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602

Michael J. Brickman
James C. Bradley
Nina H. Fields
Richardson, Patrick, Westbrook & Brickman LLC
174 East Bay Street
Charleston, SC 29401

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

Charles S. Kelley